Exhibit 99.1

SSE Stock Code: 688472	SSE Stock Abbreviation: CSI Solar

CSI Solar Co., Ltd.

2023 Third Quarter Report

The board of directors of CSI Solar Co., Ltd. (the “Company”) and all members of the board of directors guarantee that the information of this public announcement contains no misrepresentations, misleading statements or material omissions, and they are legally responsible for the truthfulness, accuracy and completeness of the information contained herein.

Important Notice:

The board of directors, the supervisory committee, the directors, supervisors, and senior management members of the Company guarantee that the information contained in this quarterly report is true, accurate, and complete without any false information, misleading statements or material omissions, and severally and jointly accept legal responsibility for the above.

The person in charge of the Company, person in charge of accounting function, and the person in charge of accounting institution (head of accounting department) guarantee that the financial statements contained in this quarterly report are true, accurate, and complete.

Whether the financial statements for the third quarter have been audited:

☐ Yes ☒ No

1. Key Financial Data

(1) Key Accounting Data and Financial Indicators

Unit: Yuan Currency: RMB

Item	Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)	For the Period from the Beginning of the Year to the End of the Current Reporting Period	Increase/Decrease Over the Same Period Last Year (%)
Operating revenue	13,014,259,565.22	-4.32	39,118,820,264.21	17.05
Net profit attributable to the shareholders of the Company	917,281,310.28	14.57	2,840,152,349.58	126.02
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses	840,654,044.91	21.58	2,565,469,521.20	124.96
Net cash flow from operating activities	N/A	N/A	5,601,347,339.90	138.40
Basic earnings per share (RMB/share)	0.25	-3.85	0.87	112.20
Diluted earnings per share (RMB/share)	0.25	-3.85	0.87	112.20
Weighted average return on equity (%)	4.50	-3.34	18.73	6.17
Total R&D expenditure	206,860,305.51	70.89	485,533,805.63	51.18
R&D expenditure as a percentage of operating revenue (%)	1.59	0.70	1.24	0.28
	End of Current Reporting Period	End of Previous Year		Increase/Decrease at the End of Current Reporting Period over the End of Previous Year (%)
Total assets	64,893,878,075.63	48,300,197,484.63		34.36
Equity attributable to the shareholders of the Company	21,072,787,642.93	11,663,131,570.25		80.68

Note: the “current reporting period” refers to the three-month period from the beginning of this quarter to the end of this quarter, hereinafter the same.

The basic/diluted earnings per share for current reporting period have decreased compared to the same period last year, primarily due to the increase in the Company's total shares as a result of the IPO listing this year.

2

(2) Non-recurring Gain and Loss Items and Amounts

Unit: Yuan Currency: RMB

Item	Amount for the Current Reporting Period	Amount from the Beginning of the Year to the End of the Reporting Period	Explanation
Gains and losses on disposal of non-current assets	-4,295,241.41	19,770,772.80
Government grants included in the current profit and loss, except for those which are closely related to the Company’s ordinary operations, comply with national policies and regulations, and continuously received in certain standard amounts or quantities	121,184,713.46	405,518,573.59
Gains and losses from entrusted investments or assets under management	712,826.82	2,404,947.34
Gains and losses from changes in fair value of financial assets held for trading, derivative financial assets, financial liabilities held for trading, derivative financial liabilities, investment income from disposal of financial assets held for trading, derivative financial assets, financial liabilities held for trading, derivative financial liabilities and other debt investments, except for effective hedging transactions related to the Company’s ordinary operations	- 20,958,075.66	- 65,660,559.41
Reversal of provision for impairment of accounts receivable and contract assets that are individually tested for impairment	1,273,091.47	1,285,425.20
Other non-operating gains and losses other than the above	2,031,480.67	15,251,179.87
Other gain and loss items that meet the definition of non-recurring gains and losses
Less: Effect of income tax	23,301,432.24	100,182,097.57
Effect of minority interests (after tax)	20,097.74	3,705,413.44
Total	76,627,265.37	274,682,828.38

Explanation on the definition of non-recurring gains and losses as set out in the “Explanatory Announcement No. 1 on Information Disclosure by Companies Offering Securities to the Public - Non-recurring Gain and Loss” as recurring gains and losses.

☐ Applicable ☒ Not Applicable

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(3) Changes in Key Accounting Data and Financial Indicators and the Reasons Thereof

☒ Applicable ☐ Not Applicable

Item	Change (%)	Main Reason
Operating revenue from the beginning of the year to the end of current reporting period	17.05	The photovoltaic module shipment volume has increased significantly compared to the same period last year
Net profit attributable to the shareholders of the Company from the beginning of the year to the end of current reporting period	126.02	The photovoltaic module shipment volume has increased significantly compared to the same period last year. Additionally, benefiting from the “vertical integration” capacity layout and the overall reduction in raw material prices, comprehensive manufacturing costs have significantly decreased, leading to a substantial improvement in gross profit margin levels
Net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses from the beginning of the year to the end of current reporting period	124.96	The main factor is the “vertical integration” capacity layout and the overall decrease in raw material prices, which has led to a significant reduction in comprehensive manufacturing costs, a substantial increase in gross profit margin levels, and an increase in net profit attributable to the shareholders of the Company after deducting non-recurring gains and losses
Basic earnings per share from the beginning of the year to the end of the current reporting period	112.20	Attributable to the increase in net profit of the shareholders of the Company
Diluted earnings per share from the beginning of the year to the end of the current reporting period	112.20	Attributable to the increase in net profit of the shareholders of the Company
Total assets_at the end of current reporting period	34.36	Mainly due to the company’s initial public offering, which resulted in raising funds, leading to an increase in cash and cash equivalents. Additionally, the Company’s expansion in business scale, the addition of projects under construction, an increase in the year-end balance of construction in progress and fixed assets, and growth in accounts receivable led to an increase in the year-end balance of accounts receivable
Owners’ equity attributable to the shareholders of the Company_at the end of current reporting period	80.68	Mainly due to the Company’s initial public offering and a significant increase in net profit attributable to the shareholders of the Company
Total R&D expenditure_ current reporting period	70.89
Total R&D expenditure_ from the beginning of the year to the end of current reporting period	51.18	The Company continues to increase its research and development expenditure in advanced technologies fields such as N-type solar cells
Net cash flow from operating activities_from the beginning of the year to the end of current reporting period	138.40	Mainly due to the increase in sales volume, the amount of payment received increased, and at the same time, the advance receipts increased significantly compared with the same period last year

2. Shareholder Information

(Omitted)

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3. Other Reminders

Other important information about the Company’s operations during the Reporting Period that should be brought to the attention of investors

☐ Applicable ☒ Not Applicable

4. Quarterly Financial Statements

(1) Type of audit opinion

☐ Applicable ☒ Not Applicable

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(2) Financing Statements

Consolidated Balance Sheet

September 30 , 2023

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	September 30, 2023	December 31, 2022
Current assets:
Monetary funds	18,794,954,164.54	11,940,280,390.78
Clearing settlement funds
Placements with banks and other financial institutions
Financial assets held for trading	111,971,435.74	127,708,477.39
Derivative financial assets	73,631,555.36	121,989,790.38
Notes receivable	1,874,675,293.85	1,410,965,413.17
Accounts receivable	7,036,023,616.13	5,718,324,070.21
Receivables financing	249,224,319.26	557,750,073.54
Prepayments	1,895,060,454.02	1,569,768,103.82
Premium receivables
Reinsurance contract receivables
Reserves for reinsurance contract receivables
Other receivables	777,754,937.20	655,456,342.19
Including: Interest receivable
Dividends receivable
Financial assets purchased under resale agreements
Inventories	9,134,889,919.82	9,137,086,502.82
Contract assets	578,607,687.23	396,967,198.80
Assets held for sale
Non-current assets due within one year
Other current assets	1,156,899,010.85	1,051,527,920.78
Total current assets	41,683,692,394.00	32,687,824,283.88
Non-current assets:
Loans and advances to customers
Debt investments
Other debt investments

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Long-term receivables
long term equity investments	333,426,364.17	294,887,485.16
Other equity investments	116,802,069.15	118,070,307.27
Other non-current financial assets	444,008,544.50	49,685,435.00
Investment properties
Fixed assets	12,205,653,810.26	10,030,221,657.13
Construction in progress	5,436,850,300.68	2,502,572,785.43
Biological assets for production
Oil and gas assets
Right-of-use assets	1,147,663,194.11	185,032,747.17
Intangible assets	828,117,638.40	573,762,167.74
Development expenditure
Goodwill
Long-term prepaid expenses	312,472,053.43	187,671,921.07
Deferred tax assets	1,454,821,036.99	1,146,907,216.36
Other non-current assets	930,370,669.94	523,561,478.42
Total non-current assets	23,210,185,681.63	15,612,373,200.75
Total assets	64,893,878,075.63	48,300,197,484.63
Current liabilities:
Short-term loan	6,225,411,011.37	5,273,353,015.35
Loan from central bank
Loan from banks and other financial institutions
Financial liabilities held for trading
Derivative financial liabilities	49,740,998.27	170,460,536.27
Notes payable	9,111,580,486.14	10,400,925,180.45
Accounts payable	7,610,387,075.19	5,990,457,379.84
Advance receipts
Contract liabilities	4,901,775,528.10	3,094,973,761.38
Disposal of financial assets under repurchase agreements
Acceptance of customer deposits and interbank placements
Customer brokerage deposits
Securities underwriting brokerage deposits
Employee benefits payables	415,182,377.13	337,680,552.64
Taxes payable	446,916,231.91	390,168,230.13
Other payables	6,067,509,184.76	5,172,488,973.00
Including: Interest payable
Dividends payable
Handling fees and commissions payable
Reinsurance accounts payable
Liabilities held for sale
Non-current liabilities due within one year	2,447,383,205.06	1,236,426,325.21
Other current liabilities	40,930,333.93	28,043,240.01
Total current liabilities	37,316,816,431.86	32,094,977,194.28
Non-current liabilities:
Insurance contract reserve
Long term loan	3,101,788,682.62	2,395,794,473.82
Bonds payable
Including: Preferred shares
Perpetual bonds

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Lease liabilities	982,467,690.72	139,696,739.02
Long-term payables	180,611,263.63	101,408,377.78
Long-term employee benefits payable
Estimated liabilities	663,371,260.68	584,455,664.65
Deferred income	1,130,174,914.91	1,155,746,611.76
Deferred income tax liabilities	244,112,406.25	91,099,630.88
Other non-current liabilities	127,000,000.00
Total non-current liabilities	6,429,526,218.81	4,468,201,497.91
Total Liabilities	43,746,342,650.67	36,563,178,692.19
Owner’s equity (or shareholders’ equity):
Paid-in capital (or equity)	3,688,217,324.00	3,066,000,000.00
Other equity instruments
Including: Preferred shares
Perpetual bonds
Capital reserve	7,543,758,207.52	1,513,211,214.60
Less: Treasury shares
Other comprehensive income	-421,776,410.49	-338,515,816.67
Special reserves
Surplus reserve	101,944,805.73	101,944,805.73
General risk provision
Undistributed profits	10,160,643,716.17	7,320,491,366.59
Total equity attributable to the Company (or shareholders’ equity)	21,072,787,642.93	11,663,131,570.25
Minority interests	74,747,782.03	73,887,222.19
Total owners’ equity (or shareholders’ equity)	21,147,535,424.96	11,737,018,792.44
Total liabilities and owners’ equity (or shareholders’ equity)	64,893,878,075.63	48,300,197,484.63

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution: Pan Naihong

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Consolidated Income Statement

January-September 2023

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First three quarters of 2023 ( January to September)	First three quarters of 2022 (January to September)
I. Total operating revenue	39,118,820,264.21	33,420,463,156.10
Including: Operating revenue	39,118,820,264.21	33,420,463,156.10
Interest income
Premiums earned
Handling fee and commission income
2. Total operating costs	35,790,235,618.93	31,711,275,720.88
Including: Operating costs	33,338,512,021.73	29,953,049,918.08
Interest expense
Handling fees and commission expenses
Refunded premiums
Net claims expenses
Net change in insurance contract reserves

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Policy holder dividend expenses
Reinsurance costs
Taxes and surcharges	109,461,529.60	77,070,332.55
Selling expenses	825,773,319.91	779,310,444.84
Administrative expenses	1,118,113,614.76	819,174,013.21
R&D expenses	485,533,805.63	321,152,569.52
Financial expenses	-87,158,672.70	-238,481,557.32
Including: Interest expense	330,525,067.48	262,627,467.30
Interest income	194,180,165.29	70,059,408.50
Add: Other income	410,812,773.59	257,607,869.34
Investment income (losses indicated by “-”)	-167,006,468.56	-130,318,705.11
Including: Gains from investment in associates and joint ventures	26,774,488.13	15,976,158.43
Gains on derecognition of financial assets measured at amortized cost
Gains from currency exchange (losses indicated by “-”)
Gains from net exposure hedges (losses indicated by “-”)
Gains from changes in fair value (losses indicated by “-”)	143,295,483.05	16,149,749.58
Credit impairment losses (losses indicated by “-”)	-51,353,129.43	-34,313,833.01
Impairment loss on assets (losses indicated by “-”)	-547,513,698.23	-347,910,422.42
Gain on disposal of assets (losses indicated by “-”)	36,310,695.73	12,572,473.68
3. Operating profit (losses indicated by “-”)	3,153,130,301.43	1,482,974,567.28
Add: non-operating income	17,720,331.02	124,946,821.13
Less: Non-operating expenses	19,009,074.09	15,264,566.48
4. Total profits (total losses indicated by “-” )	3,151,841,558.36	1,592,656,821.93
Less: Income tax expense	312,808,648.86	342,453,998.69
5. Net profit (net loss indicated by “-”)	2,839,032,909.50	1,250,202,823.24
(1) Classified by continuity of operations
1. Net profit from continuing operations (net loss indicated by “-”)	2,839,032,909.50	1,250,202,823.24
2. Net profit from discontinued operations (net loss indicated by “-”)
(2) Classified by ownership
1. Net profit attributable to the shareholders of the Company (net loss indicated by “-”)	2,840,152,349.58	1,256,575,265.35
2. Profit and loss attributable to minority shareholders (net loss indicated by “-”)	-1,119,440.08	-6,372,442.11
6. Other comprehensive income, net of tax	-83,260,593.82	-88,759,150.21
(1) Other comprehensive income attributable to owners of the Company, net of tax	-83,260,593.82	-88,759,150.21

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1. Other comprehensive income that cannot be reclassified into profit or loss	-1,268,238.11	1,935,253.34
(1) Changes arising from remeasurement of defined benefit plan
(2) Other comprehensive income that cannot be classified to profit or loss under the equity method
(3) Changes in fair value of other equity instrument investments	-1,268,238.11	1,935,253.34
(4) Changes in fair value of credit risks of the Company
2. Other comprehensive income to be reclassified into profit and loss	-81,992,355.71	-90,694,403.55
(1) Other comprehensive income that can be classified to profit or loss under the equity method
(2) Changes in fair value of other debt investments
(3) Financial assets reclassified into other comprehensive income
(4) Credit impairment provisions for other debt investments
(5) Cash flow hedge reserve
(6) Exchangedifference arising from translation of foreign currency financial statements	-81,992,355.71	-90,694,403.55
(7) Others
(2) Other comprehensive income attributable to minority shareholders, net of tax
7. Total comprehensive income	2,755,772,315.68	1,161,443,673.03
(1) Total comprehensive income attributable to owners of the Company	2,756,891,755.76	1,167,816,115.14
(2) Total comprehensive income attributable to minority shareholders	-1,119,440.08	-6,372,442.11
8. Earnings per share:
(1) Basic earnings per share (RMB/share)	0.87	0.41
(2) Diluted earnings per share (RMB/share)	0.87	0.41

In the current reporting period, for enterprises under the same control, the net profit achieved by the merged entity before the merger was nil, and the net profit achieved by the merged entity in the previous period was nil.

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution : Pan Naihong

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Consolidated Cash Flow Statement

January-September 2023

Prepared by: CSI Solar Co., Ltd.

Unit : Yuan Currency : RMB Audit Type: Unaudited

Item	First Three Quarters of 2023 (January-September)	First Three Quarters of 2022 (January-September)
1. Cash flow from operating activities:
Cash received from sale of goods and provision of services	44,676,706,083.13	35,667,264,464.75
Net increase in customer deposits and interbank placements
Net increase in loan from central bank
Net increase in loans from other financial institutions
Cash received from premiums under direct insurance contract
Net cash received from reinsurance business
Net increase in deposits of policy holders and investment
Cash received from interest, fees and commissions
Net increase in borrowed funds
Net increase in repurchase business funds
Net cash received on behalf of brokerage customers
Tax refunds received	44,078,729.12	40,383,127.57
Other cash received related to operating activities	3,194,088,168.67	1,588,493,973.80
Subtotal of cash inflow from operating activities	47,914,872,980.92	37,296,141,566.12
Cash paid for purchase of goods and services rendered	32,654,252,519.27	26,048,128,901.98
Net increase in loans and advances to customers
Net increase in deposits with central banks and inter-banks
Cash paid for claims of direct insurance contract
Net increase in lending funds
Cash paid for interest, fees and commissions
Cash paid for policy dividends
Cash paid to and on behalf of employees	2,718,031,527.34	1,654,369,861.50
Various taxes paid	1,235,820,113.98	697,679,134.28
Other cash payments related to operating activities	5,705,421,480.43	6,546,376,739.89
Subtotal cash outflow from operating activities	42,313,525,641.02	34,946,554,637.65
Net cash flow from operating activities	5,601,347,339.90	2,349,586,928.47
2. Cash flows from investing activities:
Cash received from disposal of investments	3,598,356.00	132,597,309.30
Cash received from return of investments	301,574,786.92	167,134,009.83
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	32,416,487.01	20,650,656.48
Net cash received from disposal of subsidiaries and other business units	260,000.00	312,055,947.44
Other cash received from investing activities
Subtotal of cash inflows from investing activities	337,849,629.93	632,437,923.05

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Cash paid for the acquisition and construction of fixed assets, intangible assets and other long-term assets	6,034,731,043.00	2,577,329,433.35
Cash paid for investments	819,258,273.71	474,575,805.46
Net increase in pledged loans
Net cash paid for subsidiaries and other business units
Other cash paid for investing activities
Subtotal of cash outflows from investing activities	6,853,989,316.71	3,051,905,238.81
Net cash flows from investing activities	-6,516,139,686.78	-2,419,467,315.76
3. Cash flow from financing activities:
Cash received from investments	6,738,551,933.54	8,000,000.00
Including: Proceeds received by subsidiaries from minority shareholders’ investments	1,980,000.00	8,000,000.00
Proceeds from loans	8,467,461,570.65	8,942,489,497.66
Other cash received from financing activities	788,273,027.77	285,855,697.33
Subtotal of cash inflows from financing activities	15,994,286,531.96	9,236,345,194.99
Cash paid for repayment of loans	7,302,157,254.66	6,624,684,827.55
Cash paid for dividends, profits or interest payments	322,755,735.05	247,265,529.43
Including: Dividends and profits paid to minority shareholders by subsidiaries
Other cash paid for other financing activities	1,439,033,926.65	524,578,589.70
Subtotal of cash outflows from financing activities	9,063,946,916.36	7,396,528,946.68
Net cash flow from financing activities	6,930,339,615.60	1,839,816,248.31
4. Effect of changes in exchange rate on cash and cash equivalents	42,752,925.43	147,712,130.67
5. Net increase in cash and cash equivalents	6,058,300,194.15	1,917,647,991.69
Add: Beginning balance of cash and cash equivalents	5,128,773,756.03	3,733,480,499.27
6. Ending balance of cash and cash equivalents	11,187,073,950.18	5,651,128,490.96

Person in charge of the Company: Qu Xiaohua

Person in charge of accounting function: Gao Linhong

Person in charge of accounting institution : Pan Naihong

Adjustments to the financial statements at the beginning of the year upon initial adoption of new accounting standards or interpretation of standards since 2023

☐ Applicable ☒ Not Applicable

We hereby announce the above.

Board of Directors of CSI Solar Co., Ltd.

October 27, 2023

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Safe Harbor/Forward-Looking Statements

Certain statements in this press release, including those regarding Canadian Solar Inc. (“Canadian Solar”)’s expected future shipment volumes, revenues, gross margins, and project sales are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. These statements are made under the “Safe Harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as “believes,” “expects,” “anticipates,” “intends,” “estimates,” the negative of these terms, or other comparable terminology. Factors that could cause actual results to differ include general business, regulatory and economic conditions and the state of the solar and battery storage market and industry; geopolitical tensions and conflicts, including impasses, sanctions and export controls; volatility, uncertainty, delays and disruptions related to the COVID-19 pandemic; supply chain disruptions; governmental support for the deployment of solar power; future available supplies of high-purity silicon; demand for end-use products by consumers and inventory levels of such products in the supply chain; changes in demand from significant customers; changes in demand from major markets such as Japan, the U.S., China, Brazil and Europe; changes in effective tax rates; changes in customer order patterns; changes in product mix; changes in corporate responsibility, especially environmental, social and governance (“ESG”) requirements; capacity utilization; level of competition; pricing pressure and declines in or failure to timely adjust average selling prices; delays in new product introduction; delays in utility-scale project approval process; delays in utility-scale project construction; delays in the completion of project sales; continued success in technological innovations and delivery of products with the features that customers demand; shortage in supply of materials or capacity requirements; availability of financing; exchange and inflation rate fluctuations; litigation and other risks as described in Canadian Solar’s filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 20-F filed on April 18, 2023. Although Canadian Solar believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, level of activity, performance, or achievements. Investors should not place undue reliance on these forward-looking statements. All information provided in this press release is as of today’s date, unless otherwise stated, and Canadian Solar undertakes no duty to update such information, except as required under applicable law.

Chinese GAAP

The Company’s financial statements were prepared in accordance with Chinese GAAP, whereas Canadian Solar’s financial statements are prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Chinese GAAP differs materially from U.S. GAAP. The Company has not prepared a reconciliation of the financial statements between Chinese GAAP and U.S. GAAP and has not quantified such differences. In addition, Canadian Solar’s financial statements eliminate all intercompany transactions between Canadian Solar and The Company and Recurrent Energy (formerly Global Energy) subsidiaries. As a result, the Company’s financial statements are not directly comparable to the corresponding consolidated financial performance of Canadian Solar. Investors should consult their own professional advisors for an understanding of the differences between Chinese GAAP and U.S. GAAP and how those differences might affect the information contained in the financial statements.

Some of the applicable differences between Chinese GAAP and U.S. GAAP include the presentation of the income statement, recognition of share-based compensation, the intraperiod income taxes, the accumulated and unappropriated profits, and the specific standard on assets held for sale.

No Audit or Review

The financial statements have not been audited or reviewed by the independent public accountants of Canadian Solar or the Company. The financial statements should not be relied upon by investors to provide the same type or quality of information as information that has been subject to an audit or review by independent auditors.

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